Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

January 28, 2016
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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 15, 2016
________________________

Evogene Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Tuesday, March 15, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposal will be on the agenda:

Adoption of a U.S. Addendum to Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended.

Approval of the above proposal requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal (excluding abstentions).

Our board of directors unanimously recommends that you vote in favor of the above proposal, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission, or the SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Thursday, February 4, 2016 at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Thursday, February 4, 2016 are entitled to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two Israeli business days prior to the appointed time of the meeting (that is, by Sunday, March 13, 2016) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposal described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, on the New York Stock Exchange, you should complete the voting instruction form that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also provide such voting instructions via the Internet, at the website www.proxyvote.com.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, no later than four (4) hours prior to the appointed time of the meeting, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number +972-8-946-6724, e-mail address: merav.shalem@evogene.com and sassi.masliah@evogene.com.

Following recent legislative changes, the ISA has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via the MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six (6) hours before the time fixed for the meeting.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on the agenda item for the meeting to the Company’s offices, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor, or by facsimile to +972-8-946-6724, no later than February 14, 2016.

The form of proxy card for the meeting and a copy of any position statement submitted will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and will also be furnished to the SEC in a report on Form 6-K, which will be available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from the Company directly to receive a copy of the proxy card and any position statement submitted.

By order of the Board of Directors,

/s/ Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board